
05006524

HERALD RESOURCES



HERALD RESOURCES LIMITED ABN 15 008 672 071
Level 3, 50 Colin Street, West Perth Western Australia 6005 PO Box 893 West Perth Western Australia 6872
Tel +61 8 9322 2788 **Fax** +61 8 9481 1669 **Email** hrl@herald.net.au **Web** www.herald.net.au

28 February 2005

SECURITIES & EXCHANGE COMMISSION
Division of Corporate Finance
Office of International Corporate Finance
Room 3045, STOP 3-4
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549
USA

By Fax: 0011 1 202 942 9624 **21 pages to follow**

Re: Rule 12g3-2(b) (82-4295)

On behalf of Herald Resources Ltd (the "Company"), a company incorporated in Australia, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

Document Description / Date
Half Yearly Report
Dated 28 February 2005

Yours faithfully

M P WRIGHT
Executive Director

Enc:

HERALD
RESOURCES



HERALD RESOURCES LIMITED ABN 15 008 672 071
Level 3, 50 Colin Street, West Perth Western Australia 6005 PO Box 893 West Perth Western Australia 6872
Tel +61 8 9322 2788 Fax +61 8 9481 1669 Email hrl@herald.net.au Web www.herald.net.au

28 February 2005

The Manager, Companies
The Australian Stock Exchange
Level 10
20 Bond Street
SYDNEY NSW 2000

Via ASX Online

RE: HALF YEARLY REPORT

Please find enclosed half year report 31 December 2004.

For announcement to the market:			($'000)
Revenues from ordinary activities	up	30%	to $12,683
Profit (loss) from ordinary activities after tax attributable to members	up	N/A%	to $406
Net profit (loss) for the period attributable to members	up	N/A%	to $406

Yours faithfully

M WRIGHT
Executive Director

HERALD RESOURCES



HERALD RESOURCES LIMITED ABN 15 008 672 071
Level 3, 50 Colin Street, West Perth Western Australia 6005 PO Box 893 West Perth Western Australia 6872
Tel +61 8 9322 2788 Fax +61 8 9481 1669 Email hrl@herald.net.au Web www.herald.net.au

HALF-YEARLY REPORT

FOR THE PERIOD ENDED 31 DECEMBER 2004

CONTENTS

HIGHLIGHTS

Please note:

The following information is not intended to be an exhaustive summary of the Company's activities. Further information may be obtained from the Company's announcements to the Australian Stock Exchange and on the Company's website www.herald.net.au

Base Metals

Dairi

- Feasibility study results released
- Exciting exploration results at Sinar Pagi and Basuki

Gold

Coolgardie

- Record production in December quarter
- Austminex granted option to acquire Company's 50% interest

Corporate

- Placement of 3.5m shares raises $3.0m
- Jaguar Minerals lists on ASX

COMMENTARY ON FINANCIAL RESULTS

The consolidated entity reported a profit for the half-year of $0.4m compared to a losss of $0.8m for the previous corresponding period. Revenues from ordinary activities were up strongly to $12.7m from $9.8m previously, mainly reflecting increased gold production.

Cost of goods sold increased to $8.9m from $6.5m previously, also reflecting increased gold production. Amortisation of $1.3m ($1.8M) and exchange gains of $0.4m (-$0.3m) compared positively to previously, while net other charges of $0.6m ($0.2M) and exploration write-offs of $0.5m ($0.2m) had the reverse effect.

Working capital position improved to $4.8m from $3.4m, due to a placement of shares made during the half-year and the transfer of bank debt from Current to Non-Current, partially offset by the transfer of rehabilitation liability and call option provisions from Non-Current to Current.

SUMMARY OF MAJOR PROJECTS / DEVELOPMENTS

DAIRI PROJECT

Herald 80%
PT Aneka Tambang 20%

RESULTS OF DAIRI FEASIBILITY STUDY (DFS)

In February 2005, Herald announced the results of the DFS, the components of which have been prepared by respected independent consulting groups, and co-ordinated by Herald personnel. The study has been based solely on mining of the Anjing Hitam deposit, and takes no account of possible extension of mine-life from mining of other resources and future exploration success.

Note - All monetary figures are in US$.

Financial analysis

Throughput capacity	1m tonnes p.a.
Quantity treated	6.64m tonnes
Head grades - Zinc	14.6%
- Lead	8.8%
Net project cashflows	
Pre-tax	$277m
Post-tax	$196m
DCF calculations	
Net present value	
Pre-tax	$109m
Post-tax	$65m
Internal rate of return (IRR)	
Pre-tax	29%
Post-tax	22%
Cash operating cost per pound of zinc	30¢

Notes

- Head grades are mining diluted
- These base case figures have been prepared on an ungeared basis, but include the cost of PRI (political risk insurance)
- Metal prices and operating costs are unescalated
- "Post-Tax" refers to corporate income tax only. Royalties, tenement rentals etc. have been included in operating costs
- NPV figures have used a discount rate of 10%
- All figures are 100% project totals

Metal Prices Assumptions

These were obtained from the 15-month bid prices on the London Metal Exchange on 31 January 2005.

	US$ Price	
	Per tonne	Per pound
Zinc	$1,265	57.4¢
Lead	$860	39.0¢

Capital Costs

	$m
Mining pre-production	19.9
Minesite plant (1)	65.1
Port and pipeline (2)	47.9
Owners costs (3)	3.6
TOTAL	$136.5m

Per-tonne Operating Costs

On a life-of-mine basis, these have been estimated as follows:

	$ Per tonne processed
ONSITE	
Mining	24.03
Processing & admin	25.05
Port and pipeline	2.86
Subtotal	51.94
OFFSITE	
Government royalties and charges	3.01
PRI	1.34
Admin & other	0.57
TOTAL UNIT COSTS	$56.86/t

Drilling

Total drilling at the Anjing Hitam deposit since 1998 is 24,967m in 110 diamond drill holes.

Resource Estimation

The measured and indicated resources at the Anjing Hitam deposit are:

7.7Mt @ 16.0% Zn, 9.8% Pb, 12g/t Ag or 23.8% Zn equivalent

Additional resources at Lae Jehe (8.2 mt @ 7.7% Zn, 4.1Pb) and Base Camp (0.8 mt @ 7.2% Zn, 4.3% Pb) have not been included in the DFS, but represent possible future sources of ore supply.

Mining

Australian Mining Consultants prepared the mining scheme, schedule and costs. This envisages the extraction of a Mining Inventory of 6.64Mt at a diluted grade of 14.6% Zn, 8.8% Pb, 11g/t Ag and zinc equivalent grade of 21.6% from the measured and indicated resource total mentioned above. As previously advised, a significant shallow part of the resource has not been not considered for mining and also a 1m skin of mineralisation has been left adjacent to parts of the hanging wall. These sections will be reviewed during mining operations to try and increase ore tonnes extracted. In addition, underground exploration will be directed to the ore-grade Upper Mineral Horizon not presently considered in the mining scheme.

Metallurgical Testwork

Consultants AMMTEC and Ausenco Ltd have suggested that metallurgical recoveries and concentrate grades should be applied as a result of the completed testwork as follows:

Zinc – 85% recovery; 55% Zn concentrate grade;
Lead – 75% recovery; 64% Pb concentrate grade.

It should be noted that significantly higher lead grades have been obtained during the testwork programs.

Samples have been distributed to several smelters with general satisfaction expressed. There are no elements in the concentrates that are likely to attract penalties from smelters. Iron in particular is relatively low at about 6.5% and 4.7% in zinc and lead concentrates respectively.

Concentrator, Pasteplant and Infrastructure Design

Ausenco Ltd have completed the design and costing of the Concentrator and general infrastructure, including power plant and reticulation, paste plant, accommodation village, and administration buildings, Knight Piesold Ltd have designed upper site roads, drainage and tailings dam (TSF), and CEIS Pty Ltd/PT Petrosea have designed and costed the main site access roads.

Ausenco have calculated the life of mine concentrate production to be:
Zinc concentrate - 1,495,000 dry tonnes @ 55% Zn;
Lead concentrate - 684,000 dry tonnes @ 64% Pb.

It is proposed to pump the concentrate via slurry pipeline to Singkil Baru on the west coast (see also below).

Transportation and Logistics

Incoming materials and outgoing concentrate transportation studies have been completed by CEIS Pty Ltd /PT Petrosea and Maunsell Ltd.

The 85km long pipeline (5" internal diameter) is proposed to be built from the Dairi plant site to the port of Singkil Baru. A dewatering plant, concentrate store with about 50,000t capacity, and a barge loading jetty are proposed. A 6,000 tonne capacity barge is proposed to be built or purchased and this would transport concentrates to ships at anchor about 5km offshore.

Incoming materials and consumables would be shipped to the Belawan container port and road transported to site via Medan, the provincial capital of North Sumatra.

Shipping and Smelters

Shipping matrix costs have been estimated based in shipping from Singkil Baru to the East Asia region. Smelting charges and deductions for zinc and lead have been estimated based on recent benchmark transactions, but in practice may be improved upon given the forecast strong demand for both lead and zinc concentrates from smelters.

In the cost per tonne figures above, these costs have been netted from revenues rather than added to operating costs.

EXPLORATION

Sinar Pagi

Mapping and soil sampling activity continued during the quarter in this district, 20km NNW of Sopokomil. The mapping has traced two NW striking limestone horizons (possibly fold or fault repetitions of the same unit) with partly coincident quartz breccia zones. The northern "Bagak" trend includes the previously drilled "Bagak A" sector, where drilling of galena rich lenses provided intercepts of: 9.0m @ 11.0% Pb, 129g/t Ag in hole SPA1D and 15.4m @ 8.5% Pb, 64g/t Ag in hole SPA3D.

A strong, continuous zinc-lead anomaly of 1200m long and up to 400m wide marks the southern "Maromas A" trend. Individual soil samples assay up to 11,000ppm Zn, 10,500ppm Pb and 4.8ppm Ag. The anomaly coincides with the limited outcropping limestone which has sphalerite and galena mineralisation associated with quartz veining and disseminated.

Basuki Lode

Results were obtained from a 2 hole program of shallow diamond drilling carried out at the Basuki Lode oxide deposits, 1.5km NW of Anjing Hitam. Hole SOP164D, targeting the brecciated, quartz veined, ferruginised Jehe carbonate unit, obtained an intercept of 18.95m @ 29.4% Zn, 0.3% Pb between 30.55m – 49.5m and 22.5m @ 4.1% Zn immediately below this. Hole SOP165D, drilled obliquely from the same collar was abandoned at 52m due to drilling difficulty but obtained an intercept of 14.3m @ 12.5% Zn, 0.1% Pb between 32.2m – 46.5m.

The mineralisation in these holes is all oxide zinc, probably mainly occurring as hemimorphite (zinc silicate). The tectonised zone is deeply weathered and karsted dolostone. There is a 700m long geochemical anomaly which has only been tested in 2 holes thus far.

COOLGARDIE GOLD PROJECT

Herald **50%**
Leviathan (Manager) **50%**

GOLD PRODUCTION	2004 DECEMBER QUARTER	2004 SEPTEMBER QUARTER
CJV Ore Mined	350,972	267,845 tonnes
Grade	2.5 g/t	2.3 g/t
CJV Ore Milled	301,184	243,092 tonnes
Grade	2.5 g/t	2.2 g/t
Recovery	92%	90%
Gold Production	22,284 ozs	15,765 ozs
Attributable Production	11,142 ozs	7,883 ozs

REVENUE & COSTS

Herald sold its share of production at an average price of $594 per ounce. In addition Herald received revenues from interest, gold leasing, fees and payment from its joint venture partner for production from open-pit ore on a per/oz basis.

Herald's production costs for the half were as follows:

	2004 December Quarter A$/oz	2004 September Quarter A$/oz
Total Cash Costs	$424	$597
Total Production Costs	$510	$710

Rehabilitation of mining areas commenced during the quarter and will be completed when mining activities are expected to cease in the first quarter of 2005.

Milling operations are expected to conclude in April 2005. Gold production in the December quarter was the best quarterly performance since operations re-commenced in 2002.

In February 2005, Herald announced that it had granted Austminex Ltd the right to acquire (the "Option") the Company's 50% interest in the Coolgardie Gold Project, the principal terms and conditions and conditions of which are as detailed below.

Austminex will be granted a 4-month Option period. Total consideration payable by Austminex is $3,000,000, with a $50,000 non-refundable option fee payable now. The balance of the consideration shall be payable in tranches as follows:

(i) The first tranche of $250,000 as cash, and 2,425,000 shares in Austminex, will be paid upon exercise of the Option. This first tranche shall also be non-refundable once made;

(ii) The second tranche of $1,750,000 will be paid within 7 days of receipt of funds from an AIM listing or alternative funding;

(iii) The third tranche of $600,000 will be paid within 12 months of the date of exercise of the Option. This payment will bear interest at a rate of 7% p.a.

(iv) In addition, Austminex will also assume responsibility for certain rehabilitation work adjacent to Austminex's Dreadnought Project (estimated value $150,000).

The consideration above will be adjusted down for Herald's share of any other rehabilitation costs remaining which are the responsibility of Herald as at the date of exercise of the Option.

CORPORATE

PLACEMENT

During the half, Herald placed 3M shares at $0.85, raising proceeds of $3.0M.

GOLD PRICE PROTECTION/INCOME GENERATION
At 31 December 2004, the Herald Group held the following positions:

TYPE	HEDGING (ozs)	CONTINGENT	SALE/STRIKE PRICE	MATURITY
Call options sold		25,000	$600	Mar 05 – Mar 06
Call options sold		10,000	$650	June 06
TOTAL:		35,000		

In February 2005, the company closed out 10,000 ozs of the above the above options and purchased 25,000 ozs of shorter-dated calls to cover the price exposure of the remaining sold call options during the Austminex option period.

JAGUAR MINERALS LTD

This company, formed to hold a number of Herald's former Australian exploration interests, successfully floated on the ASX on 15 July 2004. Herald retains a 59% interest in Jaguar.

DIRECTORS' REPORT

Your Directors submit their financial report on the consolidated entity consisting of Herald Resources Limited and its controlled entities for the half year ended 31 December 2004.

DIRECTORS

The following persons were Directors of Herald Resources Limited during the whole of the half year and up to the date of this report:

Terrence Allen (Chairman)
Michael P Wright
Graeme J Hutton

REVIEW OF OPERATIONS

Please refer to Summary of Operations for a review of operational matters.

AUDITOR'S INDEPENDENCE DECLARATION

A copy of the Auditor's independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 21.

This report is made in accordance with a resolution of the Directors.



MICHAEL P WRIGHT
Director

Dated at Perth this 28th day of February, 2005

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE FOR THE HALF YEAR ENDED 31 DECEMBER 2004

	Note	Consolidated	
		December 2004 $,000	December 2003 $,000
Revenue from ordinary activities	2	**12,683**	9,762
Cost of goods sold		**(8,862)**	(6,493)
Employees salaries and benefits		**(949)**	(895)
Interest and finance cost		**(108)**	(188)
Exploration expenditure written off		**(557)**	(239)
Depreciation of fixed assets		**(269)**	(254)
Amortisation of development costs		**(1,278)**	(1,786)
Rehabilitation costs		**(13)**	(153)
Other items (net)		**(630)**	(150)
Cost of non-current assets sold		**(229)**	(96)
Exchange gains (losses)		**401**	(324)
Profit (Loss) from ordinary activities before income tax expense	2	**189**	(816)
Income tax expense relating to ordinary activities		**-**	-
Net profit (loss) from ordinary activities after income tax expense		**189**	(816)
Net (profit) loss attributable to outside equity interest		**217**	-
Net profit (loss) attributable to members of Herald Resources Limited		**$406**	(816)
Total changes in equity other than those resulting from transactions with owners as owners		**$406**	(816)
Basic profit (loss) per share (cents per share)	3	**0.6¢**	(1.4¢)

The above condensed consolidated statement of financial performance should be read in conjunction with the accompanying notes.

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS AT 31 DECEMBER 2004

	Note	Consolidated December 2004 $,000	Consolidated June 2004 $,000
CURRENT ASSETS			
Cash assets		6,626	5,341
Receivables		969	1,286
Investments		80	289
Inventories		3,316	1,813
Total Current Assets		10,991	8,729
NON CURRENT ASSETS			
Receivables		2,002	2,020
Plant and equipment		374	556
Mineral exploration and evaluation expenditure		15,931	13,129
Development properties		845	2,091
Total Non Current Assets		19,152	17,796
TOTAL ASSETS		30,143	26,525
CURRENT LIABILITIES			
Payables		2,605	2,688
Interest bearing liabilities		-	2,000
Provisions		3,543	622
Total Current Liabilities		6,164	5,310
NON CURRENT LIABILITIES			
Interest bearing liabilities		3,000	-
Provisions		80	3,462
Total Non Current Liabilities		3,080	3,462
TOTAL LIABILITIES		9,228	8,772
NET ASSETS		$20,915	$17,753
EQUITY			
Contributed equity	4	27,263	24,288
Reserves		1,600	1,600
Accumulated losses		(8,681)	(9,087)
Total parent entity interest in equity		20,182	16,801
Total outside equity interest		733	952
TOTAL EQUITY		$20,915	$17,753

The above condensed consolidated statement of financial position should be read in conjunction with the accompanying notes.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE HALF YEAR ENDED 31 DECEMBER 2004

	Note	Consolidated	
		December 2004 $,000	December 2003 $,000
Cash Flows from Operating Activities			
Gold sales and other income		10,605	8,862
Payments to suppliers and employees		(10,521)	(9,447)
Interest received		74	90
Interest and finance costs		(107)	(188)
Net Cash from Operating Activities		51	(683)
Cash Flows from Investing Activities			
Exploration expenditure		(4,062)	(1,208)
Mine development expenditure		(31)	(440)
Proceeds from sale of equity investments		286	319
Proceeds from sale of property, plant and equipment		699	158
Payment for property, plant and equipment		(107)	(9)
Advances (to) repaid other entities		(7)	23
Net Cash from Investing Activities		(3,222)	(1,157)
Cash Flows from Financing Activities			
Proceeds from borrowings		3,000	-
Repayment of borrowings		(2,000)	(924)
Net proceeds from issue of shares		2,726	3,331
Dividends paid		(2)	-
Net Cash From Financing Activities		3,724	2,407
Net increase/(decrease) in cash held		553	567
Cash at beginning of the financial year		5,341	3,452
Effect of exchange rate changes on cash holdings		732	251
Cash at the end of the half year		$6,626	$4,270

The above condensed consolidated statement of cash flows should be read in conjunction with the accompanying notes.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED 31 DECEMBER 2004

NOTE 1: BASIS OF PREPARATION

The half-year condensed consolidated financial statements are a general purpose financial report prepared in accordance with the requirements of Corporations Act 2001, Accounting Standard AASB 1029: Interim Financial Reporting and other mandatory professional reporting requirements.

It is recommended that this financial report be read in conjunction with the annual financial report for the year ended 30 June 2004 and any public announcements made by Herald Resources Limited and its controlled entities during the half-year in accordance with continuous disclosure requirements arising under the Corporations Act 2001.

The accounting policies have been consistently applied by the entities in the economic entity and are consistent with those applied in the 30 June 2004 annual report.

The half-year report does not include full disclosure of the type normally included in an annual financial report.

The financial report has been prepared on the basis of accounting principles applicable to a going concern, which assumes the commercial realisation of the future potential of the Company's and economic entity's assets and the discharge of their liabilities in the normal course of business.

NOTE 2: PROFIT (LOSS) FROM ORDINARY ACTIVITIES

	Consolidated	
	December 2004 $,000	December 2003 $,000
Profit (loss) from ordinary activities before income tax expense includes the following revenues and expenses whose disclosure is relevant in explaining the financial performance for the interim period:		
Revenues		
Sales and hedging revenues	**11,915**	9,022
Proceeds from sale of investments	**286**	319
Proceeds from sale of property, plant and equipment	**199**	158
Interest received	**94**	99
Other revenues	**189**	164
	$12,683	$9,762

NOTE 3: BASIC PROFIT (LOSS) PER SHARE

The following reflects the income and data used in the calculations of basic loss per share:

	Consolidated	
	December 2004 $,000	December 2003 $,000
Profit (loss) from ordinary activities before income tax	**189**	(816)
Adjustments:		
Net profit(loss) attributable to outside equity interest	**217**	-
Profit (loss) used in calculating basic earnings (loss) per share	**406**	(816)

Diluted loss per share has not been disclosed as the conversion to ordinary shares did not lead to a materially inferior view of the earnings performance of the consolidated entity.

	Number of Shares	Number of Shares
Weighted average number of ordinary shares used in calculating basic earnings per share:	62,907,845	57,589,016

NOTE 4: CONTRIBUTED EQUITY

(a) Movements in ordinary share capital for the half year ended 31 December 2004 were as follows:

Date	Details	No. of Shares	Issue Price	($,000)
01/07/04	Balance b/f	62,603,497	-	24,288
16/12/04	Placement of shares	3,500,00	$0.85	2,975
31/12/04	Closing balance	66,103,497		27,263

NOTE 5: SEGMENT INFORMATION

31 December 2004 Geographic Segments ($A'000)	Australia	Indonesia	Intersegment Eliminations	Consolidated
Sales to customers outside the consolidated entity	12,484	-	-	12,484
Other revenue	199	-	-	199
Unallocated other revenue	-	-	-	-
	12,683	-	-	12,683
Segment results	406	-	-	406
Unallocated expenses				-
Consolidated operating profit before income tax				406

31 December 2003 Geographic Segments ($A'000)	Australia	Indonesia	Intersegment Eliminations	Consolidated
Sales to customers outside the consolidated entity	9,022	-	-	9,022
Other revenue	740	-	-	740
Unallocated other revenue	-	-	-	-
	9,762	-	-	9,762
Segment results	(834)	-	-	(834)
Unallocated expenses				18
Consolidated operating (loss) before income tax				$(816)

NOTE 6: SUBSEQUENT EVENTS

On 7 February 2005, the Company announced the following:

- Austminex Ltd had been granted a 4 month option to purchase the Company's 50% interest in the Coolgardie Gold Project
- the results of the Dairi Feasibility Study

Other than the foregoing, there were no significant changes in the state of affairs of the consolidated entity since 31 December 2004.

NOTE 7: CONTINGENT LIABILITIES

The parent entity, Herald Resources Ltd, has provided a guarantee to Macquarie Bank to secure the financial obligations of controlled entity, Goldfan Ltd.

Other than the foregoing, there have been no changes to contingent liabilities since 30 June 2004.

DIRECTORS' DECLARATION

The Directors declare that the financial statements and notes set out on pages 12 – 17.

(a) comply with Accounting Standard AASB1029: Interim Financial Reporting and the Corporations Regulations; and
(b) give a true and fair view of the consolidated entity's financial position as at 31 December 2004 and of its performance, as represented by the results of its operations and its cash flows, for the half year ended on that date.

In the Directors' opinion:

(a) the financial statements and notes are in accordance with the Corporations Act 2001; and
(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Directors.

Dated this 28th day of February, 2005.



MICHAEL P WRIGHT
Director



STANTON PARTNERS

1 HAVELOCK STREET
WEST PERTH 6005
WESTERN AUSTRALIA

TELEPHONE: (08) 9481 3188

Facsimile: (08) 9321 1204

e-mail: australia@stanton.com.au

INDEPENDENT REVIEW REPORT TO THE MEMBERS OF HERALD RESOURCES LIMITED

Scope

We have reviewed the financial report comprising the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements and the directors' declaration of Herald Resources Limited (the Company) for the half-year ended 31 December 2004 as set out on pages 12 to 18. The financial report includes the consolidated financial statements of the consolidated entity comprising the disclosing entity and the entities it controlled at the end of the half year or from time to time during the half year. The disclosing entity's directors are responsible for preparing a financial report that gives a true and fair view of the statement of financial position and performance, and that complies with Accounting Standard AASB 1029 "Interim Financial Reporting", in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review Approach

We have performed an independent review of the financial report in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory professional reporting requirements in Australia and statutory requirements, so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and performance as represented by the results of its operations and its cash flows, and in order for the disclosing entity to lodge the financial report with the Australian Securities and Investments Commission.

Our review has been conducted in accordance with Australian Auditing and Assurance Standards applicable to review engagements. A review is limited primarily to inquiries of the disclosing entity's personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Independence

We are independent of the Company, and have met the independence requirements of Australian ethical pronouncements and the Corporations Act 2001. We have given the directors of the Company a written Auditor's Independence Declaration.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of Herald Resources Limited is not in accordance with:

(a) the Corporations Act 2001, including:

(i) giving a true and fair view of the consolidated entity's financial position as at 31 December 2004 and of its performance for the half year ended on that date; and

(ii) complying with Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

(b) other mandatory financial reporting requirements in Australia.

STANTON PARTNERS



J P Van Dieren
Partner

West Perth, Western Australia
28 February 2005



STANTON PARTNERS

1 HAVELOCK STREET
WEST PERTH 6005
WESTERN AUSTRALIA

TELEPHONE: (08) 9481 3188

Facsimile: (08) 9321 1204

e-mail: australia@stanton.com.au

28 February 2005

Board of Directors
Herald Resources Ltd
3rd Floor
50 Colin Street
WEST PERTH WA 6005

Dear Directors

RE: HERALD RESOURCES LTD

In accordance with section 307C of the Corporations Act 2001, I am pleased to provide the following declaration of independence to the directors of Herald Resources Ltd.

As Audit Partner for the review of the financial statements of Herald Resources Ltd for the half year ended 31 December 2004, I declare that to the best of my knowledge and belief, there have been no contraventions of:

(i) the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

(ii) any applicable code of professional conduct in relation to the review.

Yours sincerely
STANTON PARTNERS

John Van Dieren
Partner